

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2019

David M. Epstein
Chief Executive Officer
Black Diamond Therapeutics, Inc.
139 Main Street
Cambridge, MA 02142

      Re: **Black Diamond Therapeutics, Inc.**
                Draft Registration Statement on Form S-1
                Exhibit No. 10.12
                Submitted August 23, 2019
                File No. 377-02808

Dear Dr. Epstein:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                            Sincerely,

                            Division of Corporation Finance